UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at October 5, 2009

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: October 6, 2009

* Print the name and title of the signing officer under his signature.

Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.,
Houghton Estate, Johannesburg, 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
--
Ste. 1020-800 West Pender Street
Vancouver, BC
Canada
Tel: 604-684-6365
Toll Free: 1-800-667-2114
Fax: 604-684-8092

    ROCKWELL OPERATIONAL UPDATE
Recovers 122, 120 and 105 carat stones from Saxendrift
Monthly production exceeds 2500 carats

October 5, 2009, Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) provides an update on its operations for the period March 1, 2009 to October 2, 2009.

As a consequence of the international economic crisis and precipitous decline in rough diamond prices, Rockwell restructured its business and operations in January and February 2009 to ensure it could manage the challenges presented by this situation. The Company placed its Wouterspan operation on care and maintenance, reduced its employee complement by a total of 180 personnel, and implemented initiatives to increase production and reduce operating costs. These initiatives included a review of all contracts and out-sourcing arrangements, further refinement of mine plans, stringent grade control, smarter earth moving procedures, re-engineering initiatives to improve production throughput at Saxendrift, Holpan and Klipdam, and rigorous planned maintenance and repair programs at all processing and recovery plants. The Company contracted an experienced engineer with extensive diamond plant (dense media cyclone and rotary pan plant) experience, and capital expenditure programs were cutback to conserve cash.

Plant throughput and diamond recoveries - The initiatives implemented by the Rockwell Board and Management have shown systematic benefit at all operations and resulted in better mining efficiency, increased production, higher diamond recoveries, lower operating costs, and improved operating efficiencies. As a consequence of these initiatives the Company has exceeded its target of 2500 carats per month from its three operating mines during the period June to September 2009. Previously the Company was achieving similar production from four mines. Diamond production data for Rockwell's three active mine sites is summarized in the table below:

Carat Production 2009
	Holpan	Klipdam	Saxendrift	Total
February	258.80	521.74	165.72	946.26
March	150.00	498.99	492.40	1,141.42
April	322.94	529.30	294.77	1,147.01
May	513.45	579.55	639.79	1,732.80
June	512.10	1,029.16	748.73	2,289.99
July	831.99	1,431.09	565.56	2,828.64
August	815.59	1,201.01	792.13	2,809.23
September	869.13	1,073.42	1,068.16	3,010.71

Operating costs - Since March 2009, the Company has achieved reductions in its operating costs and has achieved costs at the lower end of its target range of US$3 - $3.50 per tonne since this time. Though not yet operating at full design capacity, the Saxendrift mine, as estimated, has shown encouragingly low operating costs (less than US$3 per tonne). Further cost reductions are expected as plant operations continue to ramp-up.

Production and cost figures for the current financial year to August 31, 2009 are shown in the table below:

Financial Summary
2009	Production Tonnes	Carats	Cash Costs	Unit Costs (R/Tonne)	Unit Total Costs (US$/Tonne)	Unit Cash Cost (US$/Tonne)
March	370,509	1,141	R 17,662,469	R 47.67	$4.77	$2.86
April	407,159	1,147	R 17,303,092	R 42.50	$4.72	$2.57
May	462,488	1,733	R 17,687,509	R 38.24	$4.23	$2.34
June	441,031	2,290	R 19,064,819	R 43.23	$5.84	$3.22
July	564,041	2,829	R 15,649,075	R 27.74	$3.57	$2.77
August	515,365	2,809	R 12,520,304	R 24.29	$4.25	$3.04

                                              * July and August numbers include the Westbank payment holiday. Financial data are unaudited.

Diamond recovery plant - The Company implemented reviews of all final recovery facilities and systems, and made progressive enhancements to tracer test procedures, sorting systems, and security monitoring. These reviews and improvements have been aimed at ensuring sustainable high levels of plant efficiency and optimal security of product. Size frequency plots are conducted routinely to monitor production characteristics. Aside from improved production at Rockwell operations, diamond production profiles at all operating mines have for the six month period ended August 31, 2009 shown systematic trends in line with historical control data and are compatible with modeled or predicted population characteristics. In particular, the Saxendrift mine has met profile expectations with regular recovery of large stones (larger than 10 carats), including the most recent recoveries of stones of 122, 120, and 105 carats in late September/early October 2009.

A brief operational summary is provided for each of the Company's operating mines below:

Saxendrift mine - The new Saxendrift wet Rotary pan plant underwent pre-commissioning in October 2008 and subsequent commissioning in the period February to April 2009. Following improvements to the configuration and retention times of the scrubber units, progress has been made with the performance of the processing plant. This operation is achieving budgeted throughput of approximately 200,000 tonnes per month from the first phase of plant commissioning and operation. Re-engineering and enhancement of this plant is ongoing to further improve throughput and lower operating costs in phase two of the planned plant ramp-up. Mining and operating cash costs achieved at Saxendrift have been lower than originally budgeted, while recovered grades have been in line with estimated grades.

Exceptional stones have been recovered from Saxendrift, including a 40 carat clean white stone in July 2009, and 122, 120, and 105 carat stones during late September/early October 2009. The 122 carat stone is a rounded Octahedra of light yellow ("Cape") colour with a number of inclusions. The 120 carat stone is an irregular rounded and frosted stone which appears to be of good white colour and good clarity. The 105 carat stone is a high quality rounded, top white stone of excellent clarity. These stones are currently undergoing cleaning and appraisal.

The 122 carat stone was recovered from basal gravel deposits being mined in the south west portion of Rockwell's mining right, whereas the 120 and 105 carat stones have red oxide coatings indicating recovery from Rooi Koppie (surface deflation) deposits that are currently being mined and processed. These recoveries are in-line with predictions made from size frequency plots for this deposit. This deposit also yields regular stones in the range of plus 10 to 40 carats, and has yielded two high quality intense yellow stones since July 2009.

Klipdam mine - This operation continues to meet production targets on a regular basis and remains the flagship operation. Progressive enhancements have been made to mining procedures and the processing plant. Operating cash costs are below US$3 per tonne and ongoing refinements to material handling and efficient scheduling of mining and rehabilitation schedules will likely result in further improvements.

Holpan mine - Since March 2009, considerable effort has been devoted to re-engineering of the Holpan dense media separation ("DMS"). A program which has included replacing cyclones in each of the four 50-tonne-per-hour cyclone units, improving vibrating screens and water jet flow for the recovery of ferrous silicon used to control the density medium, swapping out old de-sanding units with two new modified dewatering units to improve water reticulation and save costs, has led to an overall 65% increase in the throughput of the plant and concomitant lowering of costs. This is critical as the DMS plant is a higher cost operating unit than the Company's other rotary pan plants and hence greater throughput and lower operating costs are essential for the sustainability of this plant in a depressed price environment.

Wouterspan mine - In February 2009, this mine was placed on care and maintenance. Since then, all facilities and equipment on this site are being fully maintained and serviced such that this operation could be rapidly re-commissioned when diamond prices have improved to a level where re-opening is justified. The Flow-sort recovery unit and Bateman grease plant have been run intermittently on day shift to maintain this equipment in good standing and to reprocess old tailings which may still contain diamonds that have been recovered from all previous mining ventures on the Saxendrift and Wouterspan terrace. Regular audits of tailings from the Saxendrift mine are also completed at the Wouterspan recovery plant.

The Company has initiated the design and refurbishment of the existing owned plant (including two large scrubbers with throughput in excess of 200 tonnes per hour each, two 18-foot pans, and two 16-foot pans) as a prelude to erecting a completely modernized wet Rotary pan plant at Wouterspan similar to the modular design commissioned at Saxendrift. This low cost operating plant would replace the old Wouterspan plant and in Phase 1 of commissioning would have a throughput of about 200,000 tonnes per month. The modular design configuration would allow for installation of at least two additional double 18-foot pan plants. This addition could significantly enhance the throughput and carat production at Wouterspan and reduce the operating costs as part of a Phase 2 expansion plan.

President and CEO John Bristow stated, "In spite of the world economic recession, precipitous decline in diamond prices, and costly unforeseen corporate activity, Rockwell has demonstrated its ability to rapidly adapt to these challenges. The Company has survived the storm, significantly improved its operating skills and abilities, increased production through smart mining and clever plant improvements, and lowered its operating cost structure. The improvements set in place have ensured that the Company is operating at a break-even point and is well placed to return to profit and grow as diamond prices improve further."

For further details on Rockwell Diamonds Inc., please visit the Company's website at ww.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.